 Exhibit 3.1

As of 5/24/2011

AMENDMENT TO THE BY-LAWS
OF
AMERICAN ELECTRIC POWER COMPANY, INC.
Effective May 24, 2011

Sections 6, 10 and 11 of the By-Laws of the Company are amended as follows:

Section 6.  Meetings of the stockholders shall be presided over by the Chairman of the Board or the President, or, if neither the Chairman of the Board nor the President is present, by a Vice President, and in his absence, by a Chairman to be elected at the meeting. The Secretary of the Company shall act as Secretary of such meetings, if present. (As amended May 24, 2011.)

Section 10.  The Board of Directors, by resolution adopted by a majority of the entire Board, may designate among its members an Executive Committee and one or more other committees, each consisting of three (3) or more directors, and each of which, to the extent provided in such resolution, shall have all the authority of the Board. However, no such committee shall have authority as to any of the following matters:

(a) The submission to shareholders of any action as to which shareholders' authorization is required by law;

(b) The filling of vacancies in the Board of Directors or in any committee;

(c) The fixing of compensation of any director for serving on the Board or on any committee;

(d) The amendment or repeal of these By-Laws or the adoption of new By-Laws; or

(e) The amendment or repeal of any resolution of the Board which by its terms shall not be so amendable or repealable.

The Board of Directors shall have the power at any time to increase or decrease the number of members of any committee (provided that no such decrease shall reduce the number of members to less than three), to fill vacancies on it, to remove any member of it, and to change its functions or terminate its existence. Each committee may make such rules for the conduct of its business as it may deem necessary. A majority of the members of a committee shall constitute a quorum. (As amended May 24, 2011.)

Section 11.  The Board of Directors, as soon as may be after the election each year, shall appoint one of their number Chairman of the Board, and appoint a President of the Company, and shall appoint one or more Vice Presidents, a Secretary and a Treasurer, and from time to time shall appoint such other officers as they deem proper. The same person may be appointed to more than one office. (As amended May 24, 2011.)